UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SHELL BOOSTS UK RETAIL PRESENCE

London, Tuesday 21 June 2011,  Shell U.K. Limited today agreed to acquire 254 petrol retail sites in the UK from Rontec Investments LLP (the Snax 24
Consortium)  for a total cash consideration of around $400 million (£240 million), bringing competitively priced quality fuels to more customers across the UK.

“The deal with the Snax 24 Consortium fits Shell’s global Downstream strategy of pursuing opportunities in selected markets where we see prospects for growth,”
said Mark Williams, Downstream Director.

 “Shell is pleased to be investing in our retail business in the UK, a very competitive market,” said John Bullock, Shell’s Executive Vice-President,
Retail.  “With this improved network of petrol stations , Shell will be able to provide more people with a top quality customer offer including quality branded fuels, in a convenient location and at a competitive price, helping us compete for the long term.”

The deal with the Snax 24 Consortium marks the biggest single expansion of
Shell’s petrol station network in the UK, where the company has marketed quality fuels to motorists for nearly 100 years.  Most recently, UK motorists responded positively to Shell’s new regular fuel, Shell FuelSave, which was introduced in
2010 to complement Shell’s premium fuels offer Shell V-Power.

The addition of the new stations – which are mostly in the Midlands and South
East of England and fit well with Shell’s existing national network – will enhance Shell’s position as a leading fuels retailer in the UK, with 1,150 stations.

Completion of the agreement is expected around year-end subject to the satisfaction of regulatory and other conditions.

ENQUIRIES:
Shell International Media Relations +31 (0)70 377 3600
Shell UK Media Relations          +44(0)207 934 5550

Shell Investor Relations
Europe - Tjerk Huysinga:    +31 70 377 3996
United States - Ken Lawrence:     +1 713 241 2069

Notes to Editors
Royal Dutch Shell plc
Royal Dutch Shell plc is incorporated in England and Wales, has its headquarters in The Hague and is listed on the London, Amsterdam, and New York stock exchanges.  Shell companies have operations in more than 100 countries and territories with businesses including oil and gas exploration and production;
production and marketing of liquefied natural gas and gas to liquids;
manufacturing, marketing and shipping of oil products and chemicals and renewable energy projects. For further information, visit www.shell.com

Cautionary Note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this press release “Shell”, “Shell group”
and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this press release refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies”
or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this press release, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 24% shareholding in Woodside Petroleum Ltd.)
ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This press release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’,
‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’,
‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this press release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c)
currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.
Readers should not place undue reliance on forward-looking statements.
Additional factors that may affect future results are contained in Royal Dutch
Shell’s 20-F for the year ended December 31, 2010 (available at
www.shell.com/investor and www.sec.gov - opens in new window). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this press release, June 21, 2011. Neither Royal Dutch
Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this press release.
We may have used certain terms in this press release, such as resources, that the United States Securities and Exchange Commission (SEC) guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov - opens in new window. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 22 June 2011	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary